FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

April 27, 2007

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

AD HOC NOTICE

MOSCOW, RUSSIAN FEDERATION — APRIL 27, 2007 — MTS FINANCE S.A., A 100%-OWNED SUBSIDIARY OF MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), ADVISES THAT IT RECEIVED A STATEMENT OF CASE FROM NOMIHOLD SECURITIES INC. (NOMIHOLD).

Further to a request for arbitration, MTS Finance has received the Statement of Case recently filed by Nomihold with the London Court of International Arbitration (LCIA).

This Statement of Case sets out certain arguments to be considered by LCIA to require MTS Finance to honor Nomihold’s option to sell to MTS Finance the remaining 49% stake in Tarino Limited for $170 million (the “put option”) plus compensate for damages and related costs. Tarino Limited was the indirect owner of Bitel LLC, a Kyrgyz GSM operator.

As earlier advised in MTS Finance’s view, circumstances with respect to certain Tarino subsidiaries including Bitel — the transfer of which was the basic objective of the option agreement — made it impossible for Nomihold to comply with its obligations during the option period. MTS Finance therefore believes that Nomihold’s purported exercise of the put option and attempts to perform its alleged rights though arbitration are without legal basis.

MTS reiterates that if the ultimate outcome of the LCIA proceedings is not favorable to MTS Finance, a group of individual shareholders of Sistema has agreed to compensate MTS Finance for any potential loss up to $170 million. Notwithstanding this, MTS Finance will employ all of its resources to defend its legal rights.

For more information please consult the Company website at http://www1.company.mtsgsm.com/ir.

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Some of the information in this notice may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: April 27, 2007